UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Moody’s Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

615369105

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2009

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 2 OF 9 PAGES

1	NAMES OF REPORTING PERSONS Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 40,013,700 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 40,013,700 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,013,700 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.98% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 3 OF 9 PAGES

1	NAMES OF REPORTING PERSONS Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 40,013,700 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 40,013,700 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,013,700 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.98% (see Item 5)
14	TYPE OF REPORTING PERSON HC, CO

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 4 OF 9 PAGES

1	NAMES OF REPORTING PERSONS OBH, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 40,013,700 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 40,013,700 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,013,700 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.98% (see Item 5)
14	TYPE OF REPORTING PERSON HC, CO

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 5 OF 9 PAGES

1	NAMES OF REPORTING PERSONS National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 40,013,700 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 40,013,700 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,013,700 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.98% (see Item 5)
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 6 OF 9 PAGES

1	NAMES OF REPORTING PERSONS GEICO Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 15,719,400 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 15,719,400 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,719,400 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.67% (see Item 5)
14	TYPE OF REPORTING PERSON HC, CO

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 7 OF 9 PAGES

1	NAMES OF REPORTING PERSONS Government Employees Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 15,719,400 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 15,719,400 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,719,400 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.67% (see Item 5)
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 8 OF 9 PAGES

Item 4 of this Schedule 13D is hereby amended and restated to read as follows:

Item 4.	Purpose of Transaction

The reporting persons filing this Schedule acquired the shares (the “Shares”) of Moody’s Corporation Common Stock (“MCO Common Stock”) owned by them for investment purposes. One or more of the reporting persons may determine to sell additional Shares in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the persons filing this Schedule has any present plans to purchase any shares of MCO Common Stock, one or more of them could determine, based upon the same set of factors listed above with respect to sales, to purchase additional shares of MCO Common Stock or other securities of Moody’s Corporation. Except as set forth above, the reporting persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of this Schedule 13D is hereby amended and restated to read as follows:

(a) National Indemnity Company (“NICO”) is the holder of record of 24,294,300 Shares, which constitute 10.31% of the outstanding MCO Common Stock, and Government Employees Insurance Company (“GEICO”) is the holder of record of 15,719,400 Shares (the “GEICO owned shares”), which constitute 6.67% of MCO’s outstanding Common Stock. Mr. Buffett may be deemed to control Berkshire Hathaway Inc. (“Berkshire”), which controls NICO, and NICO controls GEICO. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, Inc., a direct subsidiary of Berkshire and the direct parent company of NICO, also may be considered to have beneficial ownership of the Shares. GEICO Corporation, a direct subsidiary of NICO and the direct parent company of GEICO, also may be considered to have beneficial ownership of the GEICO owned shares.

Item 5(c) of this Schedule 13D is hereby amended to add the following:

(c) None of the reporting persons or, to their knowledge, any executive officer or director of Berkshire, OBH, Inc., NICO, GEICO Corporation or GEICO, has engaged in any transaction in any shares of MCO Common Stock in the past sixty days, except as follows:

Seller	Trade Date	Amount of Shares	Price per Share	Where/How Effected

NICO	7/20/09	1,817,000	$28.7269	Open market sale

NICO	7/21/09	3,915,100	$26.9188	Open market sale

NICO	7/22/09	2,254,200	$26.6425	Open market sale

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

(1)	Joint Filing Agreement required by Rule 13d-1(k)(1)

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 9 OF 9 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete, and correct.

Dated: July 22, 2009

WARREN E. BUFFETT

/S/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Senior Vice President

OBH, INC.

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President

NATIONAL INDEMNITY COMPANY

By:	/S/ MARK MILLARD
Name:	Mark Millard
Title:	Assistant Secretary

GEICO CORPORATION

By:	/S/ MICHAEL H. CAMPBELL
Name:	Michael H. Campbell
Title:	Vice President

GOVERNMENT EMPLOYEES INSURANCE COMPANY

By:	/S/ MICHAEL H. CAMPBELL
Name:	Michael H. Campbell
Title:	Vice President